Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX INAUGURATES GRINDING MILL IN NICARAGUA

MANAGUA, NICARAGUA. AUGUST 27, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its subsidiary CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH) has completed the construction of the first phase of a new cement grinding plant in Ciudad Sandino, Managua.

CLH invested approximately U.S.$30 million for infrastructure procurement and the installation of the first cement grinding mill, with an annual production capacity of approximately 220,000 metric tons. The inauguration ceremony took place this Thursday, August 27, at the new facility and was attended by the President of Nicaragua, Daniel Ortega, and the Chief Executive Officer of CEMEX, Fernando A. Gonzalez.

The second phase, which is expected to be completed by the end of 2017, will include the installation of a second cement grinding mill with an additional annual production capacity of approximately 220,000 metric tons and an additional investment of approximately U.S.$25 million. Upon completion of the second phase, CEMEX Nicaragua is expected to reach an estimated total annual cement production capacity of approximately 860,000 metric tons.

“The positive business outlook in Nicaragua strengthens our commitment to be a reliable supplier given the growing need for high quality building materials required for public infrastructure, commercial projects, and housing in the country,” said Fernando A. Gonzalez.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX, CLH or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.